Exhibit 17.1

April 1, 2014

Stacey Speier
6129 Edloe St
Houston, TX 77005

William Jay Carden
Chairman of the Board
American Spectrum Realty, Inc.
2401 Fountaminview, 7th Floor
Houston TX 77057

Dear Mr. Carden:

I am resigning my position on the Board of Directors of American Spectrum Realty (ASR). Below are some of the reasons for my resignation:

The personal use of the AMEX card by Jay Cardin and his family. The account has not been reconciled since 2011 per the prior CFO Elissa Grainger. The invoice prepared by the CFO on February 6, 2014 has remained unpaid and ignored.

Concern about the continuing losses being incurred and the inability of Management to provide accurate budget amounts. The last revised budget showed a projected loss of over $4,000,000.

Management has not been able to produce an accurate list of current judgments despite several requests.

Not being copied on all correspondence between Board members and Management

The lack of Management to institute the internal controls set forth in the Policies and Procedures Narratives of December 31, 2012,

The lack of maintaining accurate accounting records. The Board was notified February 22, 2014 that the General ledger was out of balance. To date this has not been resolved.

The taking of an undocumented $10,000 fee for the one year loan to ASR paid off by the Windrose sale. When questioned the CFO explained the fee was reasonable and would be recorded as interest.

Increasing loan guarantee fees to $50,000 per quarter without Board approval.

Sincerely,

/s/ Stacey Speier
Stacey Speier